SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 01, 2007

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
cesarb@brasiltelecom.com.br

Free Translation

BRASIL TELECOM S.A.
Publicly Traded Company
Corporate Taxpayer Registration: 76.535.764/0001 -43
Board of Trade: 53 3 0000622 9

Extract of the Minutes of the Board of Directors’ Meeting,
Held on February 27, 2007

On the 27th of February, 2007, at 10:15 a.m., in Brasil Telecom S.A.’s (“BT” or “Company”) headquarters, at SIA SUL – ASP, Lote D, Bloco B in the city of Brasília, Federal District, Sergio Spinelli Silva Junior, Pedro Paulo Elejalde de Campos, Elemér André Suranyi, Antonio Cardoso dos Santos, Ricardo Ferraz Torres and Kevin Michael Altit, Board of Directors members, deliberated, unanimously, about the following matters: The summoning of BT’s Ordinary and Extraordinary General Shareholders’ Meeting, to be held on April 10, 2007, at 12:00 p.m., to deliberate on the following matters: Ordinary General Shareholders’ Meeting: (i) Take the Managers Accounts, examine, discuss and vote the Financial Statements and the Management Report, related to the fiscal year ended on December 31, 2006; (ii) Make a resolution on the Destination of the Company’s Results and the Distribution of Dividends; and (iii) Elect the effective and alternate members of the Fiscal Council, setting the individual compensation of its members. Extraordinary General Shareholders’ Meeting: (i) Set the global amount for the compensation of the Company’s management; (ii) Make a resolution regarding the review of the Company’s By-Laws, according to the Senior Management’s Proposal, as well as to authorize its consolidation; (iii) To make a resolution, in compliance with art. 227 of Law 6,404/76, of the following matters: (1) to examine and approve the Protocol and Incorporation Justification of our controlled company, MTH Ventures do Brasil Ltda. (“MTH”) by BT; (2) Acknowledge and ratify the appointment, made by the Company’s Management, of the specialized company responsible for the production of the evaluation report of MTH’s assets, to be enclosed by the Company; (3) Examine and approve the evaluation report produced; and (4) Approve the incorporation of MTH by the Company, according to the terms of the Protocol and Incorporation Justification as referred to in item (1) above. Regarding the statutory directors’ bonus, referring to the fiscal year ended December 31, 2006; Regarding the Company’s Audit Plan and its organizational structure. Brasil Telecom’s Board of Directors also approved: the revision of BT’s By-laws, according to the Management’s Proposal; the Management Report, Management’s Accounts and the Financial Statements associated to the fiscal year ended on December 31, 2006; and the proposal for the global amount for the compensation of the Company’s management, to be submitted to the General Shareholders’ Meeting. Regarding the revision of the By-laws, Board member Antonio Cardoso dos Santos, did not vote. I hereby certify that the deliberations abovementioned were extracted from the Minutes of the Board of Directors’ Meeting, contained in the Company’s Book of Minutes of the Board of Directors’ Meetings.

Brasília, February 28, 2007.

Darwin Corrêa
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 01, 2007

BRASIL TELECOM S.A.

By:	/S/ Charles Laganá Putz
Name: Charles Laganá Putz Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.